Exhibit 99.2

CONSENT OF EXPERT

FILED BY EDGAR

April 1, 2019

United States Securities and Exchange Commission

Re:	Entrée Resources Ltd. – Form 20-F

We refer to the report entitled, "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018 (the "Report"), portions of which are summarized (the "Summary Material") in the Annual Report on Form 20-F for the year ended December 31, 2018 (the "Form 20-F") of Entrée Resources Ltd. (the "Company").

We hereby consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the reference to our name as set forth above in the Form 20-F.

On behalf of:

Wood Canada Limited, formerly known as Amec Foster Wheeler Americas Limited

/s/Greg Gosson
Greg Gosson
Manager, Consulting Canada
Wood Canada Limited